CONE Midstream Partners LP

1000 CONSOL Energy Drive

Canonsburg, Pennsylvania 15317

September 16, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	CONE Midstream Partners LP
Registration Statement on Form S-1
File No. 333-198352

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, CONE Midstream Partners LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of the Partnership’s draft Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1, File No. 333-198352 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered and the total number of common units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in Amendment No. 3, which the Partnership plans to file through EDGAR on or about September 17, 2014 prior to launching the Offering.

The Offering terms are a bona fide estimate, as of September 16, 2014, of the range of the minimum and maximum Offering price and the maximum number of securities to be offered. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 20,125,000 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 2,625,000 additional common units. As discussed with the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern in regard to providing such information significantly in advance of the launch

Securities and Exchange Commission

of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into Amendment No. 3.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in Amendment No. 3.

Securities and Exchange Commission

Please direct any questions or comments regarding this correspondence to our counsel, Brett Braden of Latham & Watkins LLP, at (713) 546-7412.

Very Truly Yours,

/s/ David M. Khani
David M. Khani
Chief Financial Officer
CONE Midstream GP LLC

Cc:	Lisa Sellars, Securities and Exchange Commission
Jim Allegretto, Securities and Exchange Commission
Liz Walsh, Securities and Exchange Commission
Lisa Kohl, Securities and Exchange Commission
John T. Lewis, CONE Midstream GP LLC
Kirk Moore, CONE Midstream GP LLC
Bill Finnegan, Latham & Watkins LLP
Brett Braden, Latham & Watkins LLP
G. Michael O’Leary, Andrews Kurth LLP
George Vlahakos, Andrews Kurth LLP
David Oelman, Vinson & Elkins L.L.P.
Jeffery Malonson, Vinson & Elkins L.L.P.

Exhibit A

(attached)